

March 19, 2019

Michael Karnjanaprakorn
CEO
Otis Gallery LLC
335 Madison Ave, 3rd Floor
New York, NY 10017

> **Re: Otis Gallery LLC**
> **Offering Statement on Form 1-A**
> **Filed February 20, 2019**
> **File No. 024-10951**

Dear Mr. Karnjanaprakorn:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed February 20, 2019

Risk Factors, page 7

1. We note that your manager may arrange to sell some of its interests after the offering. Please revise to clarify under what circumstances the manger may sell these interests, so that investors can appreciate why your manager might liquidate some of its interests in you.

Plan of Distribution and Selling Shareholders, page II-20

2. You indicate that you "intend to distribute the Series #KW Interests exclusively through the Otis Platform," which your manager owns and operates. Based on the Solicitation Agreement, it appears that you, and not your manager, are licensing the "Platform Technology." You also indicate that North Capital Private Securities Corporation is serving as both executing broker and escrow agent. Please clarify both North Capital's and the Platform Technology's roles if the offering is distributed exclusively through the

manager-owned-and-operated Otis Platform.

3.   Please clarify who will be offering and selling your interests in this offering. On your cover page you suggest that you, presumably in reliance upon Exchange Act 3a4-1, are offering your interests on a best efforts basis. However, elsewhere in the prospectus you state that the broker will sell your interests in this offering. Further, we note your disclosure that the broker will not serve as a finder or underwriter. Please revise to clarify your role and the roles of the broker and manager in this offering.

Use of Proceeds to Issuer, page II-25

4.   We note that the sale of the minimum for the offering will generate proceeds of $125,000, which is less than the purchase price of the painting. Please disclose what you intend to do if the total amount of the offering is above the minimum but generates less than the purchase price of the painting, including how you intend to fund the difference, if at all. In this regard, we note that the promissory note granted to your manager in exchange for the painting requires repayment of the purchase price of the painting within 14 business days of the closing of the offering.

Description of the Business, page II-26

5.   You disclose that the piece has a "retail value" of $250,000. Considering that the painting recently sold for $237,500, please disclose how you calculated the higher "retail value."

Management's Discussion and Analysis of Financial Condition and Results of Operation, page II-38

6.   Please state whether, in your opinion, the proceeds from this offering will satisfy your cash requirements or whether you will need to raise additional funds in the next six months to implement your plan of operations. See Part II, Item 9(c) of Form 1-A.

Securities Being Offered, page II-46

7.   Please revise your disclosure regarding your Operating Agreement's exclusive forum clause to clarify that, if the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts located in Delaware. In addition, please disclose whether the exclusive forum provision applies to claims under the Exchange Act and/or Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Exhibit 12.1

8.   Counsel may not assume the due execution and delivery of documents of the party it is representing. Please revise the third paragraph of the opinion accordingly.

General

9.   Please state your election under Section 107(b) of the Jobs Act:
   • If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
   • If you have elected to use the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in Management's Discussion and Analysis of Financial Condition and Results of Operations.
   Please refer to General Rule (a)(3) of Part F/S of Form 1-A.

10.   We note that you plan to hold the assets marketed on the Otis Platform "indefinitely for an average of five to ten years." Please revise to clarify whether you plan to hold these assets indefinitely, or for a period of five to ten years. In addition, we note that your "mission is to democratize wealth accumulation by providing access, liquidity and transparency." Please balance this disclosure on page 1, page 26 and in the Risk Factors section with disclosure of the risks associated with your failure to liquidate your assets; in this regard, please discuss the fact that, regardless of whether you sell your assets, you will continue to incur costs associated with such assets.

Signatures, page III-2

11.   The offering statement must also be signed by your principal financial officer and principal accounting officer. Please revise.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact William H. Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or Lilyanna Peyser, Special Counsel, at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products